So Act Network, Inc.
5715 Will Clayton Parkway #6572
Humble, TX 773388

August 7, 2009

Via EDGAR and FedEx
Mr. John Reynolds
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: So Act Network, Inc.
Registration Statement on Form S-l/A
Filed on July 28, 2009
File No. 333-157738

Form 10-K/A
Filed on July 30, 2009
File No. 000-51886

Form 10-Q/A
Filed on July 30, 2009
File No. 000-51886

Dear Mr. Reynolds:

We are in receipt of your comment letter dated August 6, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Form S-1/A filed July 28, 2009

1.
While we note the disclosure that your website is up and running, we continue to note that you refer to this as your preliminary website.  Clarify those portions of the website that are operational and those portions that are still to be developed.  Also, please clarify the number of members that you have registered to your website.  Lastly, please explain the basis for your expectation to obtain 10,000 new members over the next twelve months.

ANSWER:
We have removed any reference to “preliminary website” because the website is up and fully functional.  However, we did include a disclosure that certain portions of the website are completed and other portions will be completed by mid-October.  Second, we disclose that 204 members have registered on our So Act Network.  Lastly, we have removed our expectation that we obtain 10,000 new members because that expectation is arbitrary.  Instead, we included that we expect to increase our membership base over the next twelve months and do not provide any specific number expectations.

Financial Statements

General

2.	Please note the financial statement updating requirements of Article 8-08 of Regulation S-X and provide updated consents with any amendment.

ANSWER:	We have included updated consents from the current and prior accountants for the current amendment.

Report of Independent Registered Accounting Firms – Webb & Co., F-1

3.
We note that your independent accountants have dated their audit opinion included herein as March 2, 2009.  This appears inconsistent with their audit opinion date of march 30, 2009 included in Form 10-K/A filed July 30, 2009.  Please advise your independent accountants to reconcile this inconsistency.

ANSWER:
The audit report dated March 2, 2009 as stated in the Form S1 filing dated July 30, 2009 is correct.  The date in the original Form 10K filing was inadvertently updated to the date of the filing.  We have amended/updated the Form 10K filings to correct the audit report date to March 2, 2009.

Exhibit 23.1 – Consent of Gately & Associates, LLC

4.
We reviewed your response to our prior comment 12.  Your response did not address our comment in its entirety, thus the comment will be partially reissued.  Please obtain a current consent from your predecessor accountant that provides consent to their audit report dated February 25, 2008.  This exhibit currently provides consent to include the financial statements, not the audit report.

ANSWER:	We have obtained an updated consent from Gately & Associates, LLC to include a consent to their audit report dated February 25, 2008 and have filed such in the amended filing

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Greg Halpern
Greg Halpern
President and CEO
Director